

December 15, 2023

Michael M. Mettee
Chief Financial Officer
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

> **Re: FB Financial Corporation**
> **Form 8-K Filed October 16, 2023**
> **File No. 001-37875**

Dear Michael M. Mettee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed October 16, 2023

Exhibit 99.2
Non-GAAP Reconciliations, page 17

1.   We note your adjustment for "loss from securities, net" included in your non-GAAP financial measure of adjusted pre-tax net income for the three and nine months ended September 30, 2023. We also note that you include a similar adjustment for all periods presented in your measure of core efficiency ratio on page 19. Please tell us how you determined that the measure of adjusted pre-tax net income is not misleading given the adjustment for the "loss from securities, net" appears to be inconsistently presented between periods, considering the guidance in Rule 100(b) of Regulation G and Question 100.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures, and revise future filings as applicable.

2.   We note your presentation of the non-GAAP financial measures, adjusted tangible common equity and adjusted tangible book value per common share, on page 21, both of which exclude your accumulated other comprehensive loss, net. Further, we note your disclosure that your non-GAAP financial measures provide a greater understanding of

Michael M. Mettee
FB Financial Corporation
December 15, 2023
Page 2

ongoing operations and enhance comparability of results with prior periods. Please address the following:

- Tell us, and revise your disclosures in future filings to more fully explain, what these measures represent and how they provide a greater understanding of ongoing operations and enhance comparability with prior periods.
- Tell us how you determined that the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to your normal, recurring business activities or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance